THIRD CLIFF BAKERY

High-quality baked goods are small indulgences that enrich lives and create shared experiences

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Executive Summary:

Third Cliff Bakery is a roving baking business based out of CommonWealth Kitchen, a culinary incubator in Dorchester, MA. With a focus on food that surprises and delights, Third Cliff blends classic pastry technique with emerging trends and unusual flavors. Third Cliff Bakery offers an unparalleled combination: exceptional and thoughtfully-made baked goods, a top quality coffee program, and a community-driven culture.

Third Cliff is dedicated to making superior treats - like browned butter and cinnamon rice krispie treats or lemon-thyme shortbread - while fostering a culture of innovation and accessible indulgence.

DRINKS:
Coconut iced coffee $3
Rosemary Lemonade $3
Chai Arnold Palmer $3
SWEETS:
Muffins - $2 cookies $2
Blueberry Hand pie $3
Cinnamon & Brown Butter Rice Krispie Treat $3
Granola $6/$10 Shortbread $5/$10
THIRD CLIFF BAKERY
a roving bakery
617-797-6072
196 QUINCY ST
BOSTON
WORKSMAN
COCONUT cold brew
Rosemary lemonade
CHAI arnold Palmer

Over the past three years of vending with our mobile cafe - the Third Cliff Trike - we have developed a robust menu of seasonal specials, and a foundation for continual innovation to engage our customers' curiosity.

Having outgrown the mobile cafe concept, Third Cliff now seeks to open a retail and wholesale bakery in the new VITA condominium development at 3531 Washington Street, the central-west Washington Street Corridor in Jamaica Plain, Boston.

This area is quickly becoming a bustling hub, but currently lacks a bakery and breakfast option for commuters passing through as well as residents of the area. Local folks have to leave their immediate neighborhood for a coffee and people coming in to work nearby have

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no mid-day options within a few blocks. This neighborhood is in need of a cafe and bakery to visit for excellent, freshly-made and interesting food and coffee, while also serving as a gathering point for the newly emerging business district.

The larger area is host to some other bakeries -- Fiore's on South Street, Blue Frog on Green Street and Brassica Cafe across the Forest Hills intersection on Washington Street. These locations are at similar price points but do not have the unique mix of high quality Third Wave (sustainably sourced and small-batch roasted) coffee, artisanal and unusual baked goods and welcoming environment that Third Cliff will have.

The VITA development is on track for completion at the end of Summer 2019 and contains 82 residential units, medical and dental offices, a bank and Planet Fitness gym. That plus the surrounding neighborhood with it's daily draw of hundreds of participants in education, sporting and community events at nearby English High School, nearby schools, nonprofits and the SouthWest Corridor render this location is ideal for an artisanal and community-oriented cafe and bakery.

Third Cliff is well-positioned to grow into a brick and mortar within the next six months and the currently available storefront at VITA represents the ideal location and access to both existing customers and Third Cliff's target demographic for growth. With careful planning and community support, Third Cliff Bakery will open in Fall 2019.

Current State of Business:

Third Cliff is dedicated to making superior treats while fostering a culture of innovation and accessible indulgence. Some of our best sellers include rotating hand pies (roasted strawberry, plum and black pepper, etc.), focaccia topped with za'atar or everything bagel spice, and coconut cold brew iced coffee.

Over the past three years of vending with the Third Cliff Trike, we have developed a robust cache of recipes including a full roster of seasonal specials and many base recipes with which we can grow and iterate to keep our customers engaged and returning. We have also embraced the small environmental footprint and clever engineering of the trike as an ethos to operate in a sustainable (offering biodegradable straws, composting our production scraps) and flexible (designing ergonomic and modular display set-ups) manner.



The trike was a fixture on the Rose Fitzgerald Kennedy Greenway in downtown Boston and at events throughout the city for two years before shifting focus to Jamaica Plain and the Egleston Square Farmers Market, in order to grow deeper, hyperlocal relationships, and gain traction to support a brick and mortar location in the area.

In 2018 the trike popped up at events like the Wake Up the Earth Festival, Trillium Brewing Company's Canton taproom and 5K road race, Loring-Greenough House's summer lawn party, JP Local First Festival and the City of Boston's HUBWeek.

In addition to direct retail, Third Cliff wholesales to City Feed & Supply in Jamaica Plain, Fresh Food Cafe and Fresh Food Generation in Dorchester and Buenas' Maxikiosko in Somerville. A relatively new revenue stream, we are on track to expand the wholesale program with four new accounts in the next two months with a focus on high-value packaged items, such as bags of granola and herb shortbread boxes. The goal of the wholesale program is to establish the Third Cliff brand as a line of artisanal and luxury treats, and expand our footprint beyond Jamaica Plain, ultimately driving traffic to the brick and mortar.

Company Overview:

From recipe development to sales and operations management, owner Meg Crowley has worked independently to build this business to the point where it is now primed for growth.

Third Cliff Bakery is named for Third Cliff Beach in Scituate, MA; a place that is central to many treasured family memories. At the beach and elsewhere, Meg has always held a passion for feeding people and working with exceptional food: from a summer job raking blueberries in Maine to managing the front of the house at a high-end sushi restaurant in Denver.

After studying Communications at UMass Amherst and a brief stint as a ski bum and freelance film production assistant in Colorado, Meg came back to Boston and pursued a career in nonprofit development for local organizations that support vulnerable communities and improvements to public education.

During that time, she continued her workfood service, including in the pastry department at Post390 in Back Bay, and as a manager at an independent ice cream shop on the South Shore. In late 2014, Meg traded her desk job for a spot in CommonWealth Kitchen (then Crop Circle Kitchen) to launch Third Cliff Bakery as a roving baking company, with the end goal of opening a brick and mortar bakery.

Meg lives in Egleston Square, Jamaica Plain with her husband and dog. She co-heads the vendor advisory committee of the Egleston Square Farmers Market; co-teaches finance classes for small food business owners alongside her mentor, Caden Salvata, and works with the community relationships manager of CommonWealth Kitchen to lead conversations with all of the CWK culinary entrepreneurs and develop community culture documents.

Advisors: Through participation in CommonWealth Kitchen, The Boston Foundation's MassChallenge Bootcamp (2016) and the Cultivating Small Business program (2017-18), Meg has developed an invaluable support system of advisors and colleagues. In particular, Meg has been working with Caden Salvata, of Mei Mei Street Kitchen, who volunteered as a mentor through the Cultivate Small Business program, and Sam Plotkin, CFA, who has offered expert advice on business development strategies.

Among her investors are two advisors with 20+ years of experience in digital and food marketing, an accountant with 20+ years of experience managing books for start-ups and small businesses, and an assortment of other experienced business people who have generously offered advice and will maintain involvement in the business development of Third Cliff.

Matthew Lynch, a practicing attorney and partner at Nixon Peabody, is representing Meg and Third Cliff Bakery as legal counsel during lease negotiations and development of this project.

Team: Third Cliff currently has two part-time production assistants who work in the kitchen during the busy summer season. They are both local students (BPS & Roxbury Community College) and have each been with the company for two years. As the team grows, Third Cliff Bakery will focus on hiring from within the community and strengthening existing relationships with neighbors, community organizations and peer companies. We will turn to partners at Engligh High School (adjacent to our new location), Madison Park VocTech High School, Future Chefs and other food and job-training organizations to recruit new employees.

We believe that modern small businesses should be ethically operated, meaning that employees are recruited from within the neighborhood, trained and managed with respect, and our relationship with the community is one of partnership, open communication and active civic engagement. As the business grows, team building will incorporate Open Hiring practices, which focus on empowering employees for success, health and growth. Through work in the Cultivating Small Business program, Third Cliff developed a set of culture and employee documents to ensure all policies and practices are rooted in our values. Collectively, our employment ethos serves to foster a work environment that encourages personal and professional growth in a typically transient industry.

Growth Goals and Plans:

Opening a brick and mortar location at the new VITA condominium development in Jamaica Plain is the realization of three years of market testing and brand-building, and a natural progression of the Third Cliff Trike.

The goal for the Third Cliff brick and mortar (B&M) is to increase our production capacity to better serve our retail and wholesale customers and to fully realize the bakery concept tested out with the Trike.



The B&M provides the capacity for more regular retail production as well as expansion of the wholesale stream & catering streams. Due to the limited hours and cost of production at CommonWealth Kitchen, it has been impossible to offer consistency with catering, despite many requests from our current customer base and frequent cold calls from corporate leads. Having full-time access to production space, plus the ability to offer easy pick-up makes this stream a viable expansion opportunity.

Our 2016-18 financials reflect the pursuit of our beta goals: to troubleshoot, develop, experiment while having the flexibility of working at a pay-as-you-go commissary allowing for testing with little risk. From daily street vending with the trike in 2015-16 to launching a wholesale beta in late 2017, the past three years have been full of research and development in a flexible and low-cost environment. As a result, the B&M will open with a vault of vetted recipes and well-defined production costs, strong relationships with vendors, and confidence in our ability to hit target Net Operating Profit goals.

The attached sample menu demonstrates the style and price point of our food. Additional proposed sub concepts include a grab-and-go section for early morning commuter breakfast and post-work snacks; seasonal/holiday items for pre-order; special order cakes/celebration items, etc.

Operations & Sales Channels:

Third Cliff B&M will be a cafe operating six-seven days per week from 7AM-6PM, with additional after-hours programming and the possibility of extended hours if supported by demand and the community. A typical week day breakdown reflects a commuter rush from 7AM-9:30AM and a lunch rush from 11:30AM-2PM with foot traffic from the medical offices, gym, and bank filling the interim periods and VITA/neighborhood residents returning from work for the last hours of the day.



The Third Cliff Trike will remain in operation as an element of our marketing strategy. We will participate in the Egleston Square Farmers Market for at least one more season to transition our existing customer base to the B&M, as well as bring it to community events and private events in the area. When not previously committed, the trike could be parked on the patio or elsewhere as a decorative piece, or used for quick-service on the patio during busy times (i.e. grab-and-go coffee or packaged pastries during the height of the breakfast rush or during big events at English High School).

Cafe Sales:
➔ Counter service from open to close accounting for 70-80% of total revenue
➔ Open with an estimated average of 100 customers/day at a spending rate of $9/customer
➔ Over the first three years we will increase that average to 200 customers/day at a rate of $9.75/customer by implementing the marketing strategies outlined in the appendix

Wholesale:
➔ Connecting with our ideal customers in artisanal food shops and independent grocers via select packaged goods (granola, shortbread, etc.)
➔ Via a location call-out on our packaging, encourage customers to visit our store w/ expectation of the quality and style they fill find onsite
➔ Provide channel that has seasonal consistency to bolster cash flow in off-season; will remain 3-4% of total revenue

Catering:
➔ Leverage existing cafe production systems to offer breakfast and special event catering

- ➔ Utilize Trike as special event rental available with catering orders, expanding brand reach
- ➔ Provide channel that has seasonal consistency to bolster cash flow in off-season
- ➔ Starting at 10% of total revenue, has potential to grow into channel with dedicated manager and staff

Web Sales:
- ➔ Leverage existing wholesale and packaged retail production systems to offer select items for web sales
- ➔ Available for customers to share Third Cliff nationally with their network, expanding our reach and community
- ➔ Will remain 2-3% of total revenue

Special Events:
- ➔ After-hours pastry/cake decorating classes, art/performance receptions (local artists' work will feature on cafe walls), community meetings/lectures
- ➔ Supper series split between collaborative events with peer tastemakers and a series of fundraising dinners to support organization in alignment with our values, like Community Servings
- ➔ Special events serve to draw new prospective customers to our space and expand our brand awareness in the Boston social justice and food communities
- ➔ Comprising 1% of revenue, exists as channel to draw in new customers

Our projected opening expenses include 20% cost of goods, 40% labor, 5% sales administration and 15% general overhead. We plan to open with 11% debt service and 9% net operating profit, which will initially be reinvested to ease cash flow and support rapid growth within the first few years.

As reflected in our Year 1 detailed financials, we have planned a downside/sensitivity analysis to prepare for a slow initial ramp-up as a new business in a new development. Planned efficiencies to mitigate that scenario include a gradual hiring plan (start with a skeleton crew and increase hiring as revenue increases); begin the first few months operating six days per week to allow our opening crew to adjust production for the space and grow with intention; and implement an aggressive early marketing strategy to introduce ourselves to our new neighbors -- both commercial and residential.

Our Year 1 cafe projections are based on the following assumptions:
- Current average ticket at the trike is $7/person with limited menu; We typically see 30-40 customers/farmers market
- Anticipate that with a full menu, avg. ticket grows $8.50<$9.75 in Year 1; Avg. daily customer count grows 50<200
- First 2-3 months, we will open 6 days/week to allow time for adjusting to production/staffing schedules; increase to 7 days/wk for holidays and beyond
- 2nd and 3rd quarter growth fueled by repeat customers & marketing programs; Site can accommodate 4x that volume without any expansion and few capital additions

Our neighboring businesses are on track to open at the same time as us, and we plan to coordinate with them for cross-promotion to encourage our customers to patronize one another's businesses. We expect particularly high foot traffic at Planet Fitness since there is only one other full-sized gym in the area and its membership is at a much higher price point. Planet Fitness's year one membership estimates hover near 10,000 registered members at that location and 1,000 active weekly users. Additionally, the employees of our neighboring businesses will be there beginning on opening day and present a chance to develop a fanbase who are onsite during the day consistently.

The residential units above our storefronts are scheduled to be open for move in right around our target open date, and we will meet our new neighbors at move-in with welcome packages.

Rationale:

According to Boston's Planning & Development Agency's 2017 neighborhood study, the central-south Washington Street area is transitioning from low-intensity auto businesses to more densely populated mixed-use residential developments. As referenced in that plan, more than 3,780 new residential units are currently planned or now under construction in the Jamaica Plain/Roxbury area. Additionally, five condo buildings (ranging from 10 to 90+ units) are within a 1/2 mile radius of the neighborhood in question and slated to open over the next 18 months.

In community meetings, residents have consistently expressed the need for walk-able businesses in this neighborhood, as well as more community-oriented and attractive storefronts. This stretch of Washington Street currently lacks a bakery and breakfast option for commuters passing through as well as residents of the area. Local folks have to leave their immediate neighborhood for a coffee and people coming in to work nearby have no mid-day options within a few blocks. Another important element of Jamaica Plain's personality, reinforced by data collected in the 2017 study, is that residents demand small businesses who value community, sustainability and civic engagement. Not just any coffee shop will do.

The new VITA development is an ideal location for a cafe and bakery. With the incoming 82 residential units and neighboring businesses, the many existing surrounding homes and the draw of classes, sports and events at English High School, this cross street presents an area densely populated and trafficked. The other new retail tenants in the VITA complex are a local bank branch, a dentist's office, a satellite Beth Israel medical services office and Planet Fitness gym. The foot traffic estimated to visit neighboring businesses is several hundred to 1,000+ weekly as a baseline, in addition to the VITA residents, English High staff and students, residents in the area and patrons of the car wash and laundromat across the street.

Additionally, there is a large rental apartment complex that opened in Fall 2017 two blocks down Washington Street with no ground floor retail or quick-service food, representing hundreds more commuting residents within a stone's throw of the location. Within several blocks there are four more developments under construction, several schools and community organizations in addition to English High School, including: Forest Hills Montessori, Commonwealth Circus Center and Match Charter Public Middle School, The Meeting Point and Ethos.

Jamaica Plain is filled with consumers who value quality and conscientious sourcing and prioritize supporting small businesses. As reinforced by the community feedback sessions from the aforementioned JP/Rox neighborhood plan, residents are engaged, socially conscious and active in dialogue about the rapidly-changing community and the types of business they would like to see root and grow in the area. The folks described who patronize the schools, businesses and organizations described above share those characteristics and represent Third Cliff's ideal customers.

Third Cliff has demonstrated local market penetration through a wholesale pilot at City Feed & Supply ("City Feed"), an independent grocer with one location on the Centre Street business corridor and one near the Stonybrook MBTA stop. There has been a steady demand since piloting and orders have increased in frequency over the past 9 months. We have also built a loyal following at the Egleston Square Farmers market, where we have vended for three years and Meg co-heads the advisory committee.

Competition:

The larger area is host to other bakeries -- Fiore's on South Street, Blue Frog on Green Street and Brassica Cafe across the Forest Hills intersection on Washington Street. These locations are at similar price points but do not have the mix of high quality Third Wave (sustainably sourced and small-batch roasted) coffee, artisanal and unusual baked goods and welcoming environment that Third Cliff will have. Brassica has quality food and coffee, but is several blocks away and across a major and dangerous intersection, precluding it as a morning destination for many residents in the immediate VITA area. Fiore's offers traditional and Italian pastries, but does not have adequate seating and does not spark the curiosity of patrons with their food concept as Third Cliff does. Blue Frog has no seating and is a traditional patisserie, lacking in modern items and diversity of healthier options.

Ula Cafe and Exodus Bagels are two other local businesses who present competition: Ula is one mile and two MBTA stops away, and has modestly available parking that is shared with the other Brewery Complex tenants. Their local draw is strong but their proximity for foot traffic is just outside of our anticipated catchment area. Exodus Bagels is closer to our proposed location but their menu is hyper-focused on bagels and their coffee program is an auxiliary offering. Third Cliff will have a more diverse drink program, longer hours and four times as much seating, offering a different experience.

All of these peer businesses are in areas with very limited parking, whereas the VITA complex will have a rear parking lot available to the public as well as street parking on both Washington and McBride Streets (directly in front of the Third Cliff storefront). Additionally, there will be a shared-use bike station in front of the building and a large publicly available bike rack for the many bike riders who utilize the adjacent SouthWest corridor as a means to commute or ride recreationally.

Challenges:

Inherent challenges include staffing and the build out of a raw space. Staffing a small food business can be difficult because of the high turnover rate in the industry and the absolute necessity for consistency in production. We plan to recruit from our established food and community network, and have several management-level contacts who have expressed interest and have relevant and complementary skills.

Staffing: Our two current part-time employees are testament to the efficacy of employee-oriented management as they have both been with the company for two years. We will continue developing our company culture and strengthening our operations and production systems so that we can onboard new employees quickly and help them to grow within the company. Our opening budget and initial projections include hiring two full-time managers (Meg and another person) as well as 2-6 full-time equivalent employees to have staffing flex according to seasonal needs. These staffing estimates are based on calculating our production and customer service needs, taking into account the high and low seasons of food in the Boston market. For early hiring, our current employees have indicated interest in staying on the Third Cliff team for the move and several other qualified and capable individuals have approached with the hope of joining the opening team.

Build Out: The build out of a raw space presents the challenges of time and budget constraints that are critical to a timely opening. We have begun work with Chris Johns and Boston firm ThoughtCraft Architects, who have provided critical guidance on budget development and timeline management, as well as connected us with Adam Wylie of wylie design + build, who has joined the project as general contractor and is consulting during the design process to ensure our plans are within budget and on our timeline. The build out cost listed in the attached financials was developed with their input and is a firm budget from which they are working.

The design team is working on a set of plans to submit to the city's various permitting bodies to allow us to begin construction as soon as the space is delivered to us (updated estimate late June 2019). Upon delivery, we have a 90-day build planned which will put us on target for a late September soft open.

We will draw upon open communication with the developers to keep pre-revenue plans tight, and use our longstanding relationship with the city's Inspectional Services Department to clear the path for seamless permitting. We are already working with the developers' team to ensure the space is built in a manner that will expedite our own build out.

Ultimately, the keys to mitigating these risks and realizing success are in careful planning, excellent communication, and utilizing the experts in the Third Cliff network to forecast potential challenges and roll out response strategies..

Marketing:

The attached marketing plan outlines the strategies Third Cliff will use daily, weekly and monthly to successfully scale up from the current beta version to a flourishing neighborhood cafe, and build a brand that can be leveraged into additional locations in the coming years.

Key elements include regular use of social media, development of a customer loyalty program, development of a customer/business referral program for catering, a series of pre-launch events and regular events throughout the year. Our early strategies focus on transitioning our current customer base from the Egleston Square Farmers Market and our local followers to patrons of the brick & mortar, as well as engaging with our new neighbors.

Metrics for success include revenue, per customer ticket amount, public relations mentions, customer testimonials and repeat customers. Each of these elements serve to deepen our connections within the community and establish our credibility as a partner and neighbor.

Financials:

The start-up budget for this project is $335,000.

Leasehold Improvements	$182,000	Walls, floors, ceiling, plumbing, electric
Furniture, Fixtures & Equipment	$50,000	Production equipment, retail display, seating, signage
Deposits/Permits/Licenses	$9,300	Various city and state permits, rent deposits
Soft Costs	$10,000	Design, legal services, etc.
Pre-Operating Overhead	$26,494	Est 4wks labor and 1st month COGS/inventory
3 Months Operating	$27,056	Cost of operation for first 3 months of sales
Contingency (10%)	$30,485	
Total	$335,335	

This start up budget is based on current operating data projected against two years of peer data from another bakery in the Jamaica Plain area, as well as Third Cliff's historical financials. Other assumptions include Meg working as manager along with 4-8 employees throughout the year; and revenue streams that include retail, wholesale, catering and web sales.

Our projected financing structure is a mix of family and friends investment via private EaRN note, a crowd-sourced KIVA loan (a 0% APR 36-month term loan made available through

Third Cliff relationship with Commonwealth Kitchen), owner investment, a City of Boston Neighborhood Access Loan and an SBA term loan via Eastern Bank.

The EaRN note is a profit-sharing note whereby investors will be repaid their investment from revenue over the course of ten years and after the initial investment has been repaid, they will earn a percentage of revenue until the end of the term. It is an investment model where the business's growth over time translates to exponentially increased returns for investors as a means to include our supporters in our successes. Investors are repaid their investment quarterly at a rate of 3-8% of revenue (variable dependent upon the total amount of initial offering). until the initial investment has been repaid, at which point they are paid out 1-3% revenue until the end of the 10-year term. For the first few years, remaining net profit (owner's retained earnings) will be reinvested into the business to ease cash flow, less a small percentage paid out as incentive bonuses to employees.

The KIVA loan is both a way to crowd-source funds and to demonstrate to other potential lenders that there is community support for this project. Being a lending platform versus a gifting platform, it has more long-term benefits than IndieGoGo or Kickstarter as a network and credibility-building tool. The KIVA loan will launch during the build-out phase as a means to raise the final $25K needed for pre-revenue operating funds. It is a vital part of funding the project, but also a key marketing tool to foster community investment in the business and ramp up discussion of our goals and identity as opening approaches.

We will utilize a line of credit from our current bank, Eastern Bank, to help buffer any cash flow issues during the months of development, and to additionally mitigate risk for lenders. Additionally, Third Cliff closed out 2018 with operating retail and wholesale streams at a net operating profit of 13%, generating cash to provide additional funds for expansion.

Financing Structure:

City of Boston Neighborhood Access Loan	$100,000
Earned Revenue Note (Private Investors)	$100,000
KIVA Loan (36-month 0% loan)	$25,000
Owner Investment	$15,000
SBA/Bank Loan	$120,000
Line of credit at Eastern Bank (represents emergency cash flow)	ROTATING
Revenue from current Third Cliff sales	ROTATING
TOTAL	**$360,000**

Thank you for your consideration and please be in touch with Meg Crowley
meg@thirdcliffbakery.com to be involved in Third Cliff's growth.